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U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Timothy Levenberg

Karina Dorin

Re:	Phoenix Energy One, LLC

Amendment No. 2 to Offering Statement on Form 1-A

Filed August 1, 2025

File No. 024-12634

To Whom It May Concern:

On behalf of Phoenix Energy One, LLC (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 12, 2025 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Offering Statement on Form 1-A filed by the Company on August 1, 2025. This letter is being submitted together with an amendment (“Amendment No. 3”) to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”), which has been revised where applicable to address the Staff’s comments.

The numbered paragraphs in bold italics below correspond to the numbered paragraphs in the Staff’s Comment Letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 3.

Amendment No. 2 to Offering Statement on Form 1-A

General

1.

We note your response to prior comment 2 and reissue in part. We note that the cover of your offering circular indicates that this is a best-efforts offering; however, we note the following disclosures:

•	“[i]f the Preferred Shares are not approved for listing on NYSE American, we will not complete this offering” on your cover page;

August 14, 2025

•	“after giving effect to this offering we expect to meet the minimum initial and continued listing standards set forth in NYSE American listing standards,” on page 55;

•	“[s]ubject to the listing standards of NYSE American, there is no minimum number or amount of Preferred Shares that we must sell in order to conduct a closing in this offering” on page 14; and

•

“[t]here is no minimum number of shares of Preferred Shares that we must sell in order to conduct a closing in this offering” on page 197. Please revise your disclosures to be consistent and clarify whether the consummation of this offering is conditioned upon the sale of a specific number of securities, sales, or purchasers.

If the offering is so conditioned, please advise as to how your offering complies with each of Rule 10b-9 and 15c2-4 of the Exchange Act, if applicable, and revise your disclosure as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff the offering will comply with each of Rule 10b-9 and 15c2-4 of the Exchange Act, and that the Company has updated its disclosure accordingly.

The Company confirms that the closing of the offering is expressly contingent upon approval of the Preferred Shares for listing on NYSE American, and consequently the satisfaction of the Minimum Quantitative Standards. There is no minimum number of shares or dollar amount that must be sold apart from these listing and quantitative requirements.

In accordance with Rule 10b-9 and Rule 15c2-4 under the Exchange Act, all investor subscription funds will be promptly deposited into a segregated escrow account at Wilmington Trust and will not be released to the Company until the closing of the offering. If the offering is terminated, or does not otherwise close, including due to inability to satisfy the Minimum Quantitative Standards, by the Termination Date, all funds will be promptly returned to investors in full, without interest or deduction. No funds will be commingled with Company assets or used by the Company and no Preferred Shares will be issued prior to closing.

The Company has revised the cover page, pages 14, 15, 68, 69, 71, 199, 201, 204 and 216, the form of subscription agreements attached as Exhibits 4.1 and 4.2 to Amendment No. 3, and the escrow agreement attached as Exhibit 8.1 to Amendment No. 3, accordingly.

2.

Disclosure in your Form 1-K for the year ended December 31, 2024 indicates, in part, that “Estimates of probable reserves, and the future cash flows related to such estimates, are inherently imprecise and are more uncertain than estimates of proved reserves, and the future cash flows related to such estimates, but have not been adjusted for risk due to that uncertainty. Because of such uncertainty, estimates of probable reserves, and the future cash flows related to such estimates, may not be comparable to estimates of proved reserves, and the future cash flows related to such estimates, and should not be summed arithmetically with estimates of proved reserves, and the future cash flows related to such estimates.”.

However, the graphic on slide 24 from your June 19, 2025 investor presentation includes a prominent presentation of combined values for proved and probable reserves as of the years ended December 31, 2023 and December 31, 2024 and the quarter ended March 31, 2025. Similarly, the related transcript, beginning with the sentence “It’s a quasi-way of determining how much our assets are worth”, includes extensive discussion of combined values for proved and probable reserves.

Explain to us how the inclusion in your investor presentation slide deck of combined values for proved and probable reserves, and the discussion in the related transcript, is consistent with the disclosure from your 1-K.

Response: The Company respectfully advises the Staff that it will remove the presentation of combined values for proved and probable reserves from its investor presentations and other public materials, and that the Company will not present such combined values in the future. The Company advises the Staff that the Company utilizes these combined values internally in managing its operations and assessing its performance against its business strategies and objectives, including the development of proved and probable reserves and expansion of overall reserves. The graphic

August 14, 2025

on slide 24 is intended to depict (1) the Company’s history of converting probable reserves into proved reserves over the presented historical periods and (2) the Company’s expansion of overall reserves over such periods. However, the Company advises the Staff that it will in the future present proved and probable reserves separately from one another. Specifically, the Company will include the presentation of probable reserves in Bbl, Mcf and Boe, separately from the proved reserves. Furthermore, the Company will not present any PV-10 value associated with such probable reserves.

3.

Disclosure in your Form 1-K for the year ended December 31, 2024 also indicates, in part, that “The probable reserves disclosed herein have been quantified using deterministic methods and, when combined with proved reserves, have at least a 50% probability that actual quantities recovered will equal or exceed the proved plus probable reserves estimates in accordance with Rule 4-10(a)(18) of Regulation SX. The probable reserves are adjacent to quantifiable proved reserves but where data control is present but is less certain.”

Separately, the transcript from your June 19, 2025 investor presentation indicates that “Probable to us is not that there might be reserves there. There’s almost certainly reserves there.”

Explain to us how the statement in the transcript that “there’s almost certainly reserves there” is consistent with the disclosure in your 1-K regarding the uncertainty of probable reserves.

Response: The Company respectfully submits that the statement in the transcript was not intended to convey absolute certainty as to the extent or value of the probable reserves, but was intended to convey management’s confidence in its ability to execute on its business strategies and objectives, including the development of proved and probable reserves. The Company has a successful history of converting probable reserves into proved reserves. Based on this history and experience, the Company believes that its acquired probable reserves have significant potential and that there are reserves to be developed and recovered over time. However, the Company respectfully advises the Staff that it will avoid referring to its probable reserves in a manner that implies certainty or that such reserves are proved.

* * * *

August 14, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me by email at ross.mcaloon@lw.com or by telephone at (714) 755-8051 or to my colleague Christopher J. Clark by email at christopher.j.clark@lw.com or by telephone at (202) 637-2374.

Very truly yours,

/s/ Ross McAloon
Ross McAloon of LATHAM & WATKINS LLP

cc:	Curtis Allen, Chief Financial Officer, Phoenix Energy One, LLC

David Wheeler, Chief Legal Officer, Phoenix Energy One, LLC

Christopher J. Clark, Latham & Watkins LLP